REX ETF Trust 485BPOS

Exhibit 99.(d)(3)

Schedule A

Fee Waiver Agreement

REX ETF Trust
(As of July 31, 2026)

Name of Fund	Waiver (% of Average Net Assets)	Initial Termination Date
REX Autocallable Income ETF	0.09%	February 12, 2027
REX Defensive Autocallable Income ETF	0.09%	July 31, 2027